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                                                                      EXHIBIT 99

                         BIRTCHER/LIQUIDITY PROPERTIES
                           915 Broadway, Fifth Floor
                            New York, New York 10010

                                 June 26, 1997

Dear Limited Partner:

     Birtcher/Liquidity Properties (the "General Partner") has become aware that Grape Investors, LLC ("Grape Investors") has recently sent another unsolicited tender offer to the limited partners of Damson/ Birtcher Realty Income Fund-II (the "Partnership") to purchase up to approximately 20% of the Partnership's outstanding limited partnership interests for approximately $315 per $1,000 of original subscription amount (the "Offer"), reduced by any cash distributions made to you by the Partnership after June 1, 1997.

     The General Partner recommends that you reject the Offer. The General Partner believes that each limited partner should consider each of the factors listed below in making a decision whether to tender to Grape Investors. The factors that the General Partner believes to be significant are:

     - The Offer was not discussed with, and is not sponsored or endorsed by, the General Partner. Grape Investors did not afford the General Partner an opportunity to negotiate on behalf of the limited partners.

     - In March of this year, the limited partners consented to dissolve the Partnership and liquidate its remaining properties. The Partnership currently is actively marketing its properties for sale. If you tender to Grape Investors, Grape Investors and not you will receive any distributions from operations and all sale proceeds from the sale of the Partnership's properties.

     - It is somewhat difficult to determine in easily understandable terms precisely what the purchase price of the Offer is. It is unclear why Grape Investors chose to present its Offer in language that is hard to understand and difficult to compare to other indicators of value. The General Partner believes that the Offer price is approximately $315 for $1,000 of original subscription amount. The Offer price is lower than the price of recent bid prices and trade prices on the secondary market for limited partnership interests.

     - Limited partners seeking immediate cash for their interests should check the secondary market prior to making any decision to tender. Please keep in mind that the secondary market itself is an inefficient market that the General Partner does not believe has generally reflected the true value of Partnership interests. Please also keep in mind that the secondary market may not be able to accommodate substantial sales of limited partnership interests over a short period of time at current prevailing prices.

     - In March of this year, the limited partners consented to dissolve the Partnership and liquidate its remaining properties. The General Partner is now authorized and directed to settle and close the Partnership's business in an orderly fashion and dispose of the Partnership's property as soon as practicable, consistent with selling the Partnership's properties to the best advantage under the circumstances.

     - The General Partner estimates that the Partnership's remaining properties will be sold for an aggregate price ranging from approximately $25,000,000 to $30,000,000. If the remaining properties are sold for an aggregate price within this range, the limited partners would receive aggregate sale proceeds of between $476 to $571 per $1,000 originally invested in the Partnership. The Grape Investor's Offer is for approximately $315 per $1,000 originally invested in the Partnership.
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Limited Partner
June 23, 1997
Page 2

     - The General Partner's estimates are based upon a variety of assumptions that are subject to significant uncertainties and contingencies. Such estimates are inherently imprecise and there can be no assurance they can be realized.

     - The timing of property sales and distributions of sale proceeds are and will be determined solely by the General Partner. Although the Partnership is currently actively marketing to properties for sale, there is no current agreement or understanding to sell or dispose of any property, and there can be no assurance as to when any or all of the remaining Partnership properties can be sold or disposed of or when any sales proceeds will actually be distributed. Accordingly, limited partners who do not accept the Offer may not receive any distribution of sale proceeds for a significant period of time following the Offer.

     - The General Partner's estimates of sales proceeds do not take into account partnership operating expense or net income or net loss of the Partnership for any period prior to the time the remaining properties are sold, which could affect the amount of sales proceeds available for distribution. Therefore, the actual proceeds to be received by the limited partners may vary materially from the estimates, and therefore possibly be substantially less.

     - The General Partner notes that, although Grape Investors states that it "does not have any present plans or intentions with respect to a liquidation, sale of assets or refinancing of the Partnership's properties," Grape Investors also states that it sent a letter to the Partnership on October 3, 1996 indicating that "they [sic] had a potential buyer for the Partnership's properties."

     In light of the factors discussed above, the General Partner recommends that you reject the Offer.

     If you have any questions about the Offer that you want to address to the General Partner, please call The Herman Group at 800-657-8830.

                                          Very truly yours,

                                          BIRTCHER/LIQUIDITY PROPERTIES
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                         BIRTCHER/LIQUIDITY PROPERTIES
                               27611 La Paz Road
                            Laguna Niguel, CA 92656

                                August 21, 1997

Dear Limited Partner:

     Birtcher/Liquidity Properties (the "General Partner") has become aware that on August 8, 1997 Grape Investors, LLC ("Grape Investors") amended its Schedule 14D-1 filing with the Securities and Exchange Commission and has again written to limited partners soliciting the purchase of up to approximately 20% of the Partnership's outstanding limited partnership interests.

     The financial terms of Grape Investors' unsolicited tender offer are unchanged from those set forth in its Letter to you dated June 18, 1997. We therefore refer you to our response dated June 26, 1997, a copy of which is enclosed for your ease of reference.

     If you have any questions about Grape Investors' offer that you want to address to the General Partner, please call The Herman Group at 800-657-8830.

                                          Very truly yours,

                                          BIRTCHER/LIQUIDITY PROPERTIES